Exhibit 3.1

Section 8. VOTING. A plurality of all the votes cast at a meeting of shareholders duly called and at which a quorum is present shall be sufficient to elect a Trustee; provided, however, that if any Trustee does not receive a majority of all the votes cast at any meeting where the number of nominees is the same as the number of Trustees to be elected, the Trustee shall tender his or her resignation to the Chair of the Nominating and Corporate Governance Committee within five (5) business days after certification of the vote. The Nominating and Corporate Governance Committee (or if votes were withheld from a majority of the members of such committee, then a committee appointed by and from among disinterested, independent directors) will promptly consider the resignation and make a recommendation to the Board of Trustees whether to accept or reject the tendered resignation. The Trustee who tenders his or her resignation will not participate in the recommendation of the Nominating and Corporate Governance Committee or the decision of the Board.

In deciding whether to accept or reject a resignation that has been tendered, the Nominating and Corporate Governance Committee and the Board will consider such factors as they deem appropriate and relevant which may include, among others: (a) the stated reasons why votes were withheld from the Trustee and whether those reasons can be cured; (b) the Trustee’s length of service, qualifications and contributions as a Trustee; (c) listing requirements of the New York Stock Exchange, rules and regulations of the Securities and Exchange Commission and other applicable rules and regulations; (d) our corporate governance guidelines; and (e) such other factors as the Nominating and Corporate Governance Committee or the Board deems appropriate. Any rejection of a resignation may (but does not have to) be conditioned on curing the underlying reason for the withheld votes.

The Board will take action on any resignation no later than sixty (60) days after the certification of the vote. The action taken by the Board with respect to any resignation will be disclosed in a Form 8-K filed with the Securities and Exchange Commission within four (4) business days after the Board’s decision and will include a full explanation of the process by which the Board reached its decision and the reason for its decision. If a Trustee’s resignation is accepted by the Board of Trustees, then the Board of Trustees may fill the resulting vacancy pursuant to the provision of Section 10 of Article III of these Bylaws. For purposes of this Section, a majority of the votes cast means that the number of shares voted “for” a Trustee must exceed 50% of the votes cast with respect to that Trustee. Each share may be voted for as many individuals as there are Trustees to be elected and for whose election the share is entitled to be voted.

A majority of the votes cast at a meeting of shareholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required herein or by statute or by the Declaration of Trust. Unless otherwise provided in the Declaration of Trust, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.